ETF-like product lets investors track oil price: Third product in sector:
MacroShares' 1.6% expense ratio deemed expensive

Ian Salisbury
Dow Jones
529 words
1 December 2006
National Post
National
FP10
English
(c) 2006 National Post . All Rights Reserved.

NEW YORK - NEW YORK (Dow Jones)--Investors will soon get an innovative way to bet on the price of oil. Claymore Securities Inc. and MacroMarkets LLC, a company co-founded by Yale economist and author of the book Irrational Exuberance, Robert Shiller, have launched two new exchange-traded fund-like securities, called MacroShares, whose performance is paired to reflect the price of crude. The ETFs started trading on the American Stock Exchange yesterday.

The two MacroShares are designated "up" and "down." One appreciates when the price of oil rises, the other gains when the price falls.

Claymore MacroShares Oil Up Tradeable Shares trade under the symbol (UCR/AMEX). Claymore MacroShares Oil Down Tradeable Shares trade under the symbol (DCR/AMEX).

The securities, legally structured as trusts, do not actually own oil or futures contracts tied to the price of the commodity -- they own U.S. treasuries.

The MacroShares track oil prices by agreeing to pass back and forth income generated by the treasuries. If the price of oil rises, the "down" trust will be on the hook to pay the "up" trust a proportionate amount of income, and so the "up" fund will gain value and the "down" fund will lose value. The funds will trade receivables on a daily basis and pay up once a quarter.

"It's performance without ownership," says Bob Tull, managing director at MacroMarkets.

Although their structure is novel, the MacroShares are the third ETF-like security tracking the price of oil to hit the U.S. market. Victoria Bay Asset Management LLC's U.S. Oil Fund invests in crude oil futures.

Barclays PLC's iPath Goldman Sachs Crude Oil Total Return Index ETF (OIL/NYSE) is a debt security issued by Barclays that tracks Goldman Sachs crude oil total return index.

The fact that MacroShares don't actually need to own the commodity they track means their legal structure could be adopted for a wide range of assets, says Dave Hooten, chief executive of Claymore.

Although Mr. Hooten declined to speak specifically about what products Claymore has in mind, one thing he said the firm hasn't ruled out is a platinum fund.

Last week platinum prices spiked on rumours an ETF firm was planning just such a fund, as commodity traders bet that any new ETF would have to start buying up platinum to hold in trust in order to sell shares to investors.

Mr. Hooten noted that a MacroShares trust shouldn't affect the price of platinum or any other commodity because it wouldn't have to hold the metal or any futures contract based on it.

Annual expenses for the new MacroShares oil securities will be 1.6% in the first two years and 1.5% thereafter, according a filing with the Securities and Exchange Commission.

In a report on the new securities, IndexUniverse.com, an indexing industry Web site, called that levy "expensive," comparing it with the 0.75% the iPath product charges.

Black & White Photo: Getty Images File Photo / An offshore oil rig. Yesterday, Claymore MacroShares began tracking the oil price, the third such ETF in the sector.
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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.